EXHIBIT 12

FIRST REPUBLIC PREFERRED CAPITAL CORPORATION

(A Majority Owned Subsidiary of First Republic Bank)

STATEMENT OF COMPUTATION OF

RATIOS OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,
(Dollars in thousands)	2005	2004
I. Earnings:
Net income before preferred stock dividends	$3,947	$3,998
Fixed charges excluding preferred stock dividends	—	—

Earnings before fixed charges	$3,947	$3,998

II. Fixed charges:
Preferred stock dividends	$3,562	$3,563

III. Ratios of earnings to fixed charges	1.11x	1.12x